

December 3, 2014

Via E-mail
Carlos E. Gálvez
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

Re:        **Buenaventura Mining Company Inc.**
**Form 20-F for the Year Ended December 31, 2013**
**Filed April 30, 2014**
**Response Dated November 12, 2014**
**File No. 001-14370**

Dear Mr. Gálvez:

We have reviewed your filing and response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Financial Statements – Compañia de Minas Buenaventura S.A.A and subsidiaries, page  F-1
Note 27. Disclosure of information on segments, page F-84

1.      We note your response to comment 6 from our letter dated October 24, 2014 and understand that you have identified each of your mining units as separate operating segments and that you have aggregated these operating segments into a single reportable segment.  Please confirm if our understanding is correct and address each of the following points:

- Clarify for us the meaning of a "mining unit" and specifically identify each mining unit that you have aggregated.

- Provide a detailed analysis which supports your view that the mining units can be aggregated on the basis of similar economic characteristics as contemplated by paragraph 12 of IFRS 8. In this regard, please demonstrate how the mining units share similar long term-performance by providing us with historical and projected revenues, gross profits, operating profits, and net profit (loss); explanation for any anomalies in the amounts or trends that would otherwise suggest dissimilarity; and any other information supporting your conclusion that your mining units have similar quantitative economic characteristics.

- Explain further why you believe your products are similar. We note that you explore, mine, and process gold, silver, lead, and zinc, which appear to have different properties and uses.

- Explain further why you believe underground mines and open-pit mines share "similar" production processes.

- Explain further why you believe the methods used to distribute the products are sufficiently "similar" to justify aggregation.

- Explain further why you believe the types or classes of customer are sufficiently "similar" to justify aggregation.

2.  Please reconcile your statement that your mining units are operated through nine mining companies with your statement that your operating mines are operated by one of three entities.

    You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining